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EXHIBIT 10.27

ENTERPRISE
PARTNERS
Venture Capital

July 12, 1999

Mr. Alex Lukianov
14 Wolcott Drive
Freehold NJ 07729

Dear Alex:

On behalf of the Board of Directors and the senior management team at NuVasive, we want to reiterate how impressed we are with you and how strongly we believe that You are the person we want running NuVasive as Chief Executive Officer. We believe this is an outstanding fit between your skills and the company's short and long term needs.

Our strong sense is that you are in an ideal stage in your career to move into an explosive growth, development stage, medical device enterprise. The key components of our offer of employment are as follows:

Title.    You will be immediately named President and Chief Executive Officer, will report to and will serve ass a member of the Board of Directors including having a voting seat. You will have full day-to-day operating responsibility for the entire enterprise.

Base Salary.    Your base salary for the first year will be $20,933 per month which annualizes $250,000 per year. Your performance and salary will be reviewed on an annual basis.

Equity Participation.    As you know, the most significant portion of wealth accumulation will be in the form of equity participation in NuVasive. You will be granted common stock options in a number equivalent to 7% of the current outstanding issued shares (0.07 × 6,600,000 or 462,000 shares). The number of issued Preferred shares is 6,200,000 plus approximately 400,000 Common which have been granted but not issued from the 1.3 Million ISO Pool for a total of 7.5 Million authorized shares. The most recent round of financing was conducted at $1.00 per share; your strike price on this initial grant of stock options will be 10 cents per share. The vesting on the options will be as follows:

Over a four year period of time the first 25% of the shares will vest on your first anniversary. They will then vest 1/36 per month over the remaining 3 years.

Under separate cover, you will receive a full copy of the company's stock option program. Stock options are reviewed by the Board on an annual basis with regard to further grants. Clearly our intention is that as the enterprise grows and succeeds under your direction it will be to everyone's mutual interest to have key management in the company incented with additional option participation as warranted and determined by the Board of Directors and Shareholders. We would look to you to fashion a stock option program for key members of management after you have joined the company. In addition, we will be raising another $10 Million to $15 Million of equity at market price per share with your leadership.

With regard to accelerated vesting of your options it would only take place if the company were acquired and the acquiring company did not put in place a comparable stock option plan or if you were asked to assume a role in the acquired company with substantially less responsibility. In other words, it is NuVasive's best interest to retain key members of management including the CEO at the time of a sale of the company. If the acquiring company does not require your services all stock options would immediately vest or if the acquiring company did not put in a comparable stock option plan and retain you in a significant management role, you would have the opportunity to accelerate vesting of your shares.

Management Incentive/Cash Bonus.    You will he eligible to receive a $25,000 sign-on-bonus at the start of your employment. Additionally, you will be eligible to achieve another $50,000 based upon the achievement of specific milestones to be mutually agreed upon. We would anticipate that within 60 days after joining NuVasive as CEO you and the Board will agree on these objectives to be completed within the next year and these will serve as the basis for the $50,000 bonus. With this above compensation structure, your first year's annual compensation could achieve $325,000.

Start Date.    We would like you to begin employment with NuVasive as soon as possible and would hope that you could start with the organization no later than August 16, 1999. We understand due to your consulting engagements that you would not want to make a public announcement of your joining NuVasive. We are all dealing in good faith and with your signature below signifying your acceptance of our agreement, we will be operating under the assumption that you will be the CEO and that all other search activities on your part will cease with regard to other employers. We also understand that between August 16 and the first day of October you will have some minimal wrapping up of consulting projects which may consume up to 10% of your time and which in agreeable to us. We ask that you disclose to as the nature of these projects in case there may be any perceived or real conflict.

Relocation.    It is our wish to have you and your family move to the Southern California area as soon as is reasonably feasible and with as little interruption to your family while keeping an eye on expenses to the company. Rather than got into the details of a specific relocation plan we are prepared to offer you up to $120,000 to compensate you for the expenses of selling your home, physical relocation and temporary living. In this regard, this allotment of $120,000 is available for your use if expenses are incurred. Please submit all receipts. In other words, we would ask that you submit your expenses to the Board and you will be reimbursed for the amount incurred up the expense level or $120,000, whichever is less. The normal and customary expenses will be reimbursed but does not include escrow fees or other real estate acquisition fees. The spirit of this portion of the offer is to have you move in a comfortable, yet frugal, fashion to Southern California. We recognize that we do not want you to have any out-of-pocket expenses, at the same time, minimizing the cost to the company.

Benefits.    Under separate cover you will receive a packet fully detailing NuVasive's benefits program which includes medical, health insurance and other items. Additionally, you will be eligible for four weeks vacation as time permits at your discretion. Your benefits will be the same as the other employees of the company.

Non-Compete Agreement, Confidential Disclosure, Salary Continuation.    You will not be required to sign a non-compete agreement in joining NuVasive. We will ask for you to execute a confidentiality agreement relating to our proprietary technology and business trade secrets. In agreement with this intellectual property protection, your salary will be continued in the unlikely event of your termination by the company for any reason other than cause for a period of up to 9 months of your current salary or until you find suitable employment whichever is less.

References.    While we are still in the process of completing reference checks we would like to get them completed in the next couple of days prior to Friday, July 16, 1999. This offer is contingent upon the successful completion of those final references.

Alex, on the part of all of us at NuVasive, we are looking forward to having you and, hopefully, your wife visit us July 13th.

Please sign your acceptance below and return to me by fax no later than noon on Friday, 16, 1999. All of us at NuVasive look forward to working with you and making NuVasive a world-class medical device company.

Sincerely yours,

/s/ Andrew Senyei

Andrew E. Senyei
General Partner, Enterprise Partners
Member of the Board of Directors. NuVasive

cc:	Jim Marino
Joe Lacob
Dan O'Hara

I understand and accept the terms of this proposal.

/s/ Alex Lukianov Alex Lukianov	7-13-99 Date

NUVASIVE	10065 OLD GROVE ROAD • SAN DIEGO, CA 92131
Creative Spine Technology	858.271.7070 toll free: 800.455.1476 fax: 858.271.7101
Alexis V. Lukianov President and Chief Executive Officer	January 20, 2004

Mr. Alexis Lukianov
10065 Old Grove Road
San Diego, CA 92131

        Re:    Additional Severance/Retention Benefit and Vesting Acceleration

Dear Alex,

        The purpose of this letter is to memorialize our understanding regarding the amendment of the terms of your original offer letter with the NuVasive, Inc. (the "Company") dated July 12, 1999 (the "Offer Letter") and the terms of your various option grants (the "Option Grants"). For purposes of this letter, the terms Involuntary Termination, Corporate Transaction and Service shall have the meaning set forth in the Company's 1998 Stock Option/Stock Issuance Plan (the "Plan").

        1.     Involuntary Termination within 12 Months of Corporate Transaction. Upon your Involuntary Termination within 12 months following a Corporate Transaction (if, and only if, you are still providing Service to the Company or its successor, as applicable, at such time), the Company or its successor, as the case may be, shall pay you a cash payment equal to two times your compensation earned (including any bonus with respect to performance during) the most recently completed calendar year ("Compensation").

        2.     Involuntary Termination beyond 12 Months of Corporate Transaction. Upon your Involuntary Termination beginning 12 months following a Corporate Transaction (if, and only if, you are still providing Service to the Company or its successor, as applicable, at such time), the Company or its successor, as the case may be, shall pay you a cash payment equal to one hundred twenty-five percent (125%) of your Compensation.

        3.     Vesting Acceleration at Corporate Transaction. Upon the closing of a Corporate Transaction (if, and only if, you are still providing Service to the Company or its successor, as applicable, at such time), fifty percent (50%) of your unvested stock (and options) will immediately vest; provided however, that this amount shall be one hundred percent (100%) in the event that your stock (and options) are not assumed in full as part of the Corporate Transaction.

        4.     Additional Vesting Acceleration following Corporate Transaction. If not otherwise fully vested, any remaining unvested stock (and options) shall fully vest upon the earlier of (a) your Involuntary Termination following a Corporate Transaction and (b) the date 12 months from the closing of the Corporate Transaction, (if, and only if, you are still providing Service to the Company or its successor, as applicable, at such time).

        5.     Severance. In the event of your Involuntarily Termination prior to a Corporate Transaction, in lieu of any severance contemplated by your Offer Letter, the Company shall pay you a cash payment equal to one hundred percent (100%) of your Compensation upon your execution of a release of all claims against the Company.

        6.     Nonsolicitation. You agree that while providing Service to the Company and for one (1) year following the date upon which you cease to provide Service to the Company, you will not, either directly or through others solicit or attempt to solicit, or hire or attempt to hire, any person (including any entity) who is an employee, consultant or independent contractor of the Company to terminate his, her or its relationship with the Company in order to become an employee, consultant or independent contractor to or for any other person or entity.

        For purposes of clarification, your employment with the Company will remain on an "at will" basis, meaning that (except for the obligations contemplated by the Offer Letter and this letter) either you or the Company may terminate your employment at any time for any reason or no reason, without further obligation or liability. These terms are in lieu of and replace the current terms of any severance obligations or vesting acceleration set forth in the Offer Letter and the Option Grants. The severance obligations and vesting acceleration set forth herein constitute the entirety of any severance obligation owed to you by the Company and any accelerated vesting to which you are entitled following a Corporate Transaction. This policy of at-will employment is the entire agreement as to the duration of your employment and may only be modified in an express written agreement signed by an officer of the Company authorized by the Company's Board of Directors and you.

        This letter agreement shall be governed by and construed under the laws of the State of California as applied to agreements among California residents entered into and to be performed entirely within California.

Very truly yours, NUVASIVE, INC.
By:	/s/ Kevin O'Boyle Kevin O'Boyle Chief Financial Officer

AS ACCEPTED AND AGREED:

/s/ Alexis Lukianov Alexis Lukianov

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  EXHIBIT 10.27